SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	June	2016
Commission File Number	001-36458

Neovasc Inc.
(Translation of registrant’s name into English)
Suite 5138 – 13562 Maycrest Way Richmond, British Columbia, Canada V6V 2J7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	News Release – Positive Results for Neovasc's Reducer System Treatment for Refractory Angina Published in Cardiology Journal

Document 1

Positive Results for Neovasc's Reducer System Treatment for Refractory Angina Published in Cardiology Journal

NASDAQ: NVCN
TSX: NVC

- Tiara Clinical Updates presented at TVT and ISMICS Medical Conferences -

VANCOUVER, June 20, 2016 /CNW/ - Neovasc Inc. ("Neovasc" or the "Company") (NASDAQ: NVCN) (TSX: NVC) reported today that the positive results of a single center, retrospective study using the Reducer product were published in the June 14, 2016 issue of The Netherlands Heart Journal in an article titled "Safety and efficacy of a device to narrow the coronary sinus for the treatment of refractory angina: A single center real world experience". The paper documented the results from 23 consecutive patients who were implanted with the Reducer in order to treat their severe refractory angina.

The published results demonstrated that in all 23 patients the Reducer device was successfully implanted in a day hospital setting without any adverse events. After a median follow-up of 9 months (range 8 – 14 months) it was found that 17 of 23 patients showed at least one class improvement in their Canadian Cardiovascular Society (CCS) angina score: 8 patients (34.8%) improved by 1 CCS class, 7 (30.4%) by 2 CCS classes and 2 (8.7%) by 3 CCS classes.

"Despite the large range of available anti-ischaemic medical therapies and revascularization techniques, a considerable number of patients still suffer from angina which is refractory to medical treatment," said Dr. Pierfrancesco Agostoni, Interventional Cardiologist and senior author of the study. "The results from this real world cohort, albeit from one centre and a relatively small sample size, are consistent with previous studies using Reducer such as COSIRA and found Reducer implantation to be safe and efficacious, with the majority of patients demonstrating significant improvement in angina symptoms following treatment."

All the cases were performed at University Medical Center Utrecht, Utrecht, The Netherlands. The authors of the report include M. Abawi, F. Nijhoff, P.R. Stella, M. Voskuil, D. Benedetto, P.A. Doevendans and P. Agostoni. The article is available at SpringerLink with Open Access (http://link.springer.com/article/10.1007/s12471-016-0862-2).

In 2016 Neovasc initiated the REDUCER-I (An Observational Study of the Neovasc Reducer™ System), in Belgium, Germany, the Netherlands, Switzerland and the United Kingdom. The study is a 400 patient, 40 site, post market, multi-center, multi-country three-arm, five-year follow-up study.  Its primary endpoint is the percentage of subjects who experience improvement in their angina symptoms defined as a reduction in CCS grade at 6 months as compared to baseline. This study is intended to provide further clinical evidence supporting the use of the Reducer in this patient population.

Tiara Clinical Update
Separately, several clinical updates on Neovasc's Tiara transcatheter mitral valve product were recently presented at key physician meetings in the US and Canada. Tiara was featured in a number of presentations given at the Transcatheter Valve Therapies (TVT) Conference held in Chicago June 16-18.  Dr. Martin Leon presented an update on the Tiara clinical experience to date. This presentation included case examples and a summary of results from the 17 patients treated to date with Tiara at centers in Belgium, Canada, Germany, Italy and the US. Of these initial implantations, 14 of 17 (82%) were successful with excellent acute results; 3 of the 17 patients were converted to open-heart surgery. The 30-day all cause mortality rate in patients implanted with Tiara was 3/17 (18%). The two longest follow-ups to date have been 2.5 years and 2 years both with excellent ongoing valve function. No mitral regurgitation, paravalvular leaks or device fractures have been noted in any of the patient follow-up echocardiographic assessments. In a separate session at TVT, Dr. John Webb presented a videotaped case of a 40mm Tiara device being implanted in a procedure conducted at St. Paul's Hospital in Vancouver Canada to treat a patient with severe MR. Tiara was also featured in a presentation given by Dr. Anson Cheung at the 16th annual scientific meeting of the International Society for Minimally Invasive Cardiothoracic Surgery (ISMICS) held in Montreal Canada June 15-18. During this presentation Dr. Cheung provided an overview of the Tiara device and provided a summary of the clinical results to date.

About Reducer
The Reducer is CE-marked in the European Union for the treatment of refractory angina, a painful and debilitating condition that occurs when the coronary arteries deliver an inadequate supply of blood to the heart muscle, despite treatment with standard revascularization or cardiac drug therapies. It affects millions of patients worldwide, who typically lead severely restricted lives as a result of their disabling symptoms, and its incidence is growing. The Reducer provides relief of angina symptoms by altering blood flow in the heart's circulatory system, thereby increasing the perfusion of oxygenated blood to ischemic areas of the heart muscle. Placement of the Reducer is performed using a minimally invasive transvenous procedure that is similar to implanting a coronary stent and is completed in approximately 20 minutes.

About Neovasc Inc.
Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products in development include the Tiara™, for the transcatheter treatment of mitral valve disease and the Neovasc Reducer™ for the treatment of refractory angina. The Company also sells a line of advanced biological tissue products that are used as key components in third-party medical products including transcatheter heart valves. For more information, visit: www.neovasc.com.

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, including statements that the study found Reducer implantation to be safe and efficacious, that the majority or patients demonstrated significant improvement in angina symptoms, and the intention to use the REDUCER-I study to provide further clinical evidence supporting Reducer use. The words "may", "will" and "intend" are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors and assumptions could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, potential changes in circumstances relating to the Company's financing requirements, whether as a result of unforeseen circumstances or otherwise; the conduct or possible outcomes of any actual or threatened legal proceedings, including any post-trial motions or appeals, which are inherently uncertain; the potential benefits of the Neovasc Reducer™ and Tiara™ as compared with other products; successful enrollment of patients in studies and trials for the Neovasc Reducer™ and Tiara™; results of the trials and studies for the Neovasc Reducer™ and Tiara™ that meet the Company's expectations; the Company's receipt of any required local and institutional regulatory approvals and the timing and costs of obtaining such approvals; European enrollment in our clinical trials, studies and compassionate use cases and the success of applications in Europe; the Company's ability to protect its intellectual property; the Company's ability to raise additional funding; changes in business strategy or development plans; existing governmental regulations and changes in, or the failure to comply with, governmental regulations and general economic and business conditions, both nationally and in the regions in which the Company operates. These risk factors and others relating to the Company are discussed in greater detail in the "Risk Factors" section of the Company's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements. The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

SOURCE Neovasc Inc.

%CIK: 0001399708

For further information: Investor Relations: Neovasc Inc., Chris Clark, 604 248-4138, cclark@neovasc.com

CO: Neovasc Inc.

CNW 07:00e 20-JUN-16

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neovasc Inc.
(Registrant)

Date: June 20, 2016	By:	/s/ Chris Clark
		Name:	Chris Clark
		Title:	Chief Financial Officer